UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15321

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. Bargaining 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

Smithfield Foods, Inc. Bargaining 401(k) Plan

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Smithfield Foods, Inc. Bargaining 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Smithfield Foods, Inc. Bargaining 401(k) Plan (Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia
June 27, 2008

Smithfield Foods, Inc. Bargaining 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2007	2006
Investments – at fair value	$68,636,657	$57,716,392

Receivables
Participant contributions	204,865	68,090
Employer contributions	378,761	335,911

Total receivables	583,626	404,001

Net assets available for benefits – at fair value	69,220,283	58,120,393
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	106,356	199,061

Net assets available for benefits	$69,326,639	$58,319,454

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. Bargaining 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,481,230
Interest and dividends	2,991,644

4,472,874

Contributions
Participant	7,413,092
Employer	3,211,839
Rollover	208,001

10,832,932

Total additions	15,305,806

Deductions from net assets attributed to
Benefits paid to participants	4,842,017
Administrative fees	30,375

Total deductions	4,872,392

Transfers between retirement plans, net	573,771

Net change	11,007,185

Net assets available for benefits
Beginning of year	58,319,454

End of year	$69,326,639

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. Bargaining 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the Smithfield Foods, Inc. Bargaining 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Smithfield Foods, Inc. (Smithfield). The Plan is for the benefit of eligible bargained employees of Smithfield and affiliated employers that have adopted the Plan (collectively Company). Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18. Eligibility for discretionary profit sharing contributions varies based on the related bargaining agreement of the adopting affiliated employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute 1 to 50 percent of pretax annual compensation, as defined in the Plan. The Company matching contribution varies based on the related bargaining agreement of the adopting affiliated employers. The Company may make a profit sharing contribution at the discretion of Smithfield’s board of directors. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined in the Plan, and may vary based on the collective bargaining agreement.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0 percent to 10.25 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $68,945 and $156,228, respectively. These accounts will be used to reduce Company contributions and pay plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates and assumptions.

Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds, group variable annuities and common stock is based on quoted market prices. The Plan’s interest in the collective trust, which is part of the Smithfield Stable Value Fund, is based on the fair value of the collective trust’s underlying investments as based on the audited financial statements of the collective trust at year end. The fair value of the guaranteed investment contract, which is part of the Smithfield Stable Value Fund, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2007	2006
Wells Fargo Advantage Small Cap Value Z Fund, 214,512 and 194,929 shares, respectively	$6,310,947	$6,068,135
Wells Fargo Collective S&P Index Fund, 88,746 and 88,586 units, respectively	5,742,760	5,433,847
Wells Fargo Advantage Government Securities Fund, 351,151 and 323,117 shares, respectively	3,694,107	3,334,572
Wells Fargo Advantage DJ Target 2020 Fund, 246,046 shares	3,570,128	*
Smithfield Stable Value Fund – contract value, 2,079,598 and 1,942,613 units, respectively	23,098,850	20,676,379

*	Investment does not represent 5 percent of net assets available for benefits at the end of the year.

During 2007, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$186,047
Common/collective trusts	1,139,208
Group variable annuity	47,657
Common stock	108,318

$1,481,230

4.	Investment Contract with Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The contract is included as part of the Smithfield Stable Value Fund.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is 3.14%

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (3) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The following summarizes the relevant information regarding the Smithfield Stable Value Fund:

December 31, 2007	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S & P Aa2/AA	$3,256,830	$46,971
Wells Fargo Stable Value Fund N	N/A	19,735,663	59,385

		$22,992,493	$106,356

December 31, 2006	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S & P Aa2/AA	$4,027,145	$199,061
Wells Fargo Stable Value Fund N	N/A	16,450,173	—

		$20,477,318	$199,061

	2007	2006
Average yields:
Based on actual earnings	4.94%	4.84%
Based on interest rate credited to participants	4.81%	4.62%

5.	Related Party Transactions

The Plan invests in certain managed by Wells Fargo, N.A. Wells Fargo, N.A. is the trustee of the Plan. The Plan also invests in Smithfield Foods, Inc. common stock. At December 31, 2007 and 2006, the Plan held 35,406 shares and 29,935 shares of Smithfield Foods, Inc. common stock.

6.	Tax Status

The Plan was restated effective January 1, 2006, and has not yet received a determination letter for the amended and restated plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2007.

7.	Transfer of Assets

Transfer of assets between plans generally result from an employee, who participates in a Smithfield-sponsored retirement plan, changing employment status requiring a change in which Smithfield-sponsored plan the employee may participate. Transfer activity for the year ended December 31, 2007 is as follows:

Assets transferred to the Plan from John Morrell & Co. Salaried Employees Incentive Savings Plan, net	$755,650
Assets transferred from the Plan to Smithfield Foods, Inc. 401(k) Plan, net	(181,879)

$573,771

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

Supplemental Schedule

Smithfield Foods, Inc. Bargaining 401(k) Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 52-0845861 Plan 004

December 31, 2007

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
* Smithfield Foods, Inc.	2,079,598	units of Smithfield Stable Value Fund - contract value	$23,098,850
* Wells Fargo	214,512	shares of Advantage Small Cap Value Z Fund	6,310,947
* Wells Fargo	88,746	units of Collective S&P Index Fund	5,742,760
* Wells Fargo	351,151	shares of Advantage Government Securities Fund	3,694,107
* Wells Fargo	246,046	shares of Advantage DJ Target 2020 Fund	3,570,128
Pimco	323,661	shares of Pimco Total Return Fund	3,459,932
American Funds	61,309	shares of Europacific Growth Fund R4	3,075,284
* Wells Fargo	154,131	shares of Advantage DJ Target 2030 Fund	2,381,317
Columbia	79,994	shares of Acorn Select Z Fund	2,272,636
* Wells Fargo	166,709	shares of Advantage DJ Target 2010 Fund	2,148,881
Lord Abbett	97,926	shares of Lord Abbett Mid-Cap Value Fund	1,818,487
MFS	67,572	shares of Value Fund	1,792,681
* Wells Fargo	78,013	shares of Advantage Capital Growth Fund	1,550,112
* Wells Fargo	103,965	shares of Advantage DJ Target Today	1,064,603
* Smithfield Foods, Inc.	35,406	shares of Smithfield Foods, Inc. common stock	1,023,931
* Wells Fargo	50,984	shares of Advantage DJ Target 2040 Fund	896,300
Davis	21,954	shares of NY Venture (A)	878,394
Clearcourse	62,195	units of Group Variable Annuity	638,877
* Wells Fargo	1,793	shares of Advantage DJ Target 2050 Fund	17,628
* Participant loans		Maturing through April 27, 2017, interest rate
		ranging from 5% to 10.5%, secured by participant accounts	3,307,158

			$68,743,013

MFS	- Massachusetts Financial Services
*	- Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. BARGAINING 401(k) PLAN

Smithfield Foods, Inc.
(as Plan Administrator)

Date:	June 27, 2008	By:	/s/ Carey J. Dubois
Carey J. Dubois
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm